UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 14, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alkermes, Inc.
File No. 1-14131

Alkermes plc
File No. 1-35299

CF# 37051

Alkermes plc (successor to Alkermes, Inc.) submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information excluded from the Exhibits to the Forms listed below.

Based on representations by Alkermes plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Company Name	Exhibit	Form	Filed on	Through
Alkermes, Inc.	10.4	10-Q	February 8, 2005	December 31, 2027
	10.5	10-Q	February 8, 2005	December 31, 2027
	10.6	10-Q	February 8, 2005	December 31, 2027
	10.7	10-Q	February 8, 2005	December 31, 2027
	10.9	10-Q	February 8, 2005	December 31, 2027
Alkermes plc	10.3	10-Q	November 1, 2012	December 31, 2027
	10.6	10-Q	July 30, 2015	December 31, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary